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                  [METROPOLITAN LIFE INSURANCE CO. LETTERHEAD]

January 19, 2006



VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549

          Re:       Metropolitan Life Separate Account E
                    Metropolitan Life Insurance Company
                    File Nos. 333-118214 and 811-4001 ("Registration Statement")

Dear Sir or Madam:

          Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Metropolitan Life Insurance Company ("MetLife") and Metropolitan Life Separate Account E (the "Registrant") hereby request the withdrawal of Registrant's registration statement on Form N-4 for the MetLife Personal Pension Builder Select Deferred Income Annuity Contracts (the "Contracts"), SEC File No. 333-118214, filed with the Securities and Exchange Commission and declared effective on April 29, 2005.

          MetLife and the Registrant are requesting withdrawal of the Registration Statement for the Contracts because MetLife has determined not to sell the Contracts. Therefore, MetLife and the Registrant hereby request that an order be issued granting their request for withdrawal of the Registration Statement for the Contracts as soon as is practicable. No Contracts were sold in connection with the Registration Statement.

          If you have any questions regarding this matter, please contact Diane
E. Ambler, Esq., of Kirkpatrick & Lockhart Nicholson Graham LLP at (202)
778-9886.

                                            Sincerely,

                                            Metropolitan Life Insurance Company

                                            /s/ Myra L. Saul

                                            Myra L. Saul
                                            Associate General Counsel

                                            Metropolitan Life Separate Account E

                                            /s/ Myra L. Saul

                                            Myra L. Saul
                                            Associate General Counsel


Cc:        Diane E. Ambler, Esq.
           Robert S. Lamont, Jr., Esq.